Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2015

 AEGON N.V.

Aegonplein 50

2591 TV  THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements Q1 2015, dated May 13, 2015, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 13, 2015	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President
Corporate Controller

Condensed Consolidated Interim Financial Statements

Q1 2015

AEGON
Transform Tomorrow

aegon.com

The Hague, May 13, 2015

Unaudited	1

Condensed consolidated income statement

EUR millions	Notes	Q1 2015	Q1 2014

Premium income and premiums paid to reinsurers	4	6,347	5,265
Investment income	5	2,098	1,948
Fee and commission income		582	466
Other revenues		2	1
Total revenues		9,028	7,680
Income from reinsurance ceded		686	699
Results from financial transactions	6	9,905	2,228
Other income		-	8
Total income		19,618	10,614

Benefits and expenses	7	19,098	10,013
Impairment charges / (reversals)	8	13	8
Interest charges and related fees		108	116
Other charges		11	2
Total charges		19,230	10,140

Share in net result of joint ventures		29	5
Share in net result of associates		-	8
Income before tax		418	488
Income tax (expense) / benefit		(101)	(96)
Net income		316	392

Net income attributable to:
Equity holders of Aegon N.V.		316	392

Earnings per share (EUR per share)	15
Basic earnings per common share		0.13	0.16
Basic earnings per common share B		-	-
Diluted earnings per common share		0.13	0.16
Diluted earnings per common share B		-	-

2	Unaudited

Condensed consolidated statement of comprehensive income
EUR millions	Q1 2015	Q1 2014

Net income	316	392

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	5	-
Remeasurements of defined benefit plans	(627)	(234)
Income tax relating to items that will not be reclassified	159	66

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	1,595	1,819
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(132)	(112)
Changes in cash flow hedging reserve	558	198
Movement in foreign currency translation and net foreign investment hedging reserve	1,733	(19)
Equity movements of joint ventures	3	6
Equity movements of associates	-	(1)
Income tax relating to items that may be reclassified	(450)	(580)
Other	3	(1)
Other comprehensive income for the period	2,845	1,142
Total comprehensive income/(loss)	3,161	1,534

Total comprehensive income/(loss) attributable to:
Equity holders of Aegon N.V.	3,161	1,535
Non-controlling interests	-	(1)

Unaudited	3

Condensed consolidated statement of financial position
		Mar. 31, 2015	Dec. 31, 2014
EUR millions	Notes

Assets
Intangible assets	9	2,187	2,073
Investments	10	172,504	153,653
Investments for account of policyholders	11	215,291	191,467
Derivatives	12	37,795	28,014
Investments in joint ventures		1,536	1,468
Investments in associates		142	140
Reinsurance assets		10,679	9,593
Deferred expenses	14	11,507	10,373
Assets held for sale	17	9,846	9,881
Other assets and receivables		7,518	7,628
Cash and cash equivalents		13,236	10,610
Total assets		482,240	424,902

Equity and liabilities
Shareholders’ equity		27,429	24,293
Other equity instruments		3,825	3,827
Issued capital and reserves attributable to equity holders of Aegon N.V.		31,254	28,120
Non-controlling interests		9	9
Group equity		31,263	28,129

Trust pass-through securities		163	143
Subordinated borrowings		755	747
Insurance contracts		126,939	111,927
Insurance contracts for account of policyholders		115,207	102,250
Investment contracts		17,170	15,359
Investment contracts for account of policyholders		102,982	91,849
Derivatives	12	33,951	26,048
Borrowings	16	14,432	14,158
Liabilities held for sale	17	8,061	7,810
Other liabilities		31,315	26,481
Total liabilities		450,977	396,772
Total equity and liabilities		482,240	424,902

4	Unaudited

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling Interests	Total

Three months ended March 31, 2015

At beginning of year	8,597	9,076	8,308	(1,611)	(77)	3,827	28,120	9	28,129

Net income recognized in the income statement	-	316	-	-	-	-	316	-	316

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	5	-	-	-	5	-	5
Remeasurements of defined benefit plans	-	-	-	(627)	-	-	(627)	-	(627)
Income tax relating to items that will not be reclassified	-	-	-	159	-	-	159	-	159

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,595	-	-	-	1,595	-	1,595
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(132)	-	-	-	(132)	-	(132)
Changes in cash flow hedging reserve	-	-	558	-	-	-	558	-	558
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(104)	1,837	-	1,733	-	1,733
Equity movements of joint ventures	-	-	-	-	3	-	3	-	3
Income tax relating to items that may be reclassified	-	-	(400)	-	(50)	-	(450)	-	(450)
Other	-	3	-	-	-	-	3	-	3
Total other comprehensive income	-	3	1,625	(573)	1,791	-	2,845	-	2,845
Total comprehensive income/ (loss) for 2015	-	319	1,625	(573)	1,791	-	3,161	-	3,161

Issuance and purchase of treasury shares	-	1	-	-	-	-	1	-	1
Coupons on non-cumulative subordinated notes	-	(7)	-	-	-	-	(7)	-	(7)
Coupons on perpetual securities	-	(30)	-	-	-	-	(30)	-	(30)
Share options and incentive plans	-	10	-	-	-	(2)	8	-	8
At end of period	8,597	9,371	9,933	(2,184)	1,713	3,825	31,254	9	31,263

Three months ended March 31, 2014

At beginning of year	8,701	8,361	3,023	(706)	(1,778)	5,015	22,616	10	22,626

Net income recognized in the income statement	-	392	-	-	-	-	392	-	392

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	-	-	-	(234)	-	-	(234)	-	(234)
Income tax relating to items that will not be reclassified	-	-	-	66	-	-	66	-	66

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,819	-	-	-	1,819	-	1,819
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(112)	-	-	-	(112)	-	(112)
Changes in cash flow hedging reserve	-	-	198	-	-	-	198	-	198
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(1)	(18)	-	(19)	-	(19)
Equity movements of joint ventures	-	-	-	-	6	-	6	-	6
Equity movements of associates	-	-	-	-	(1)	-	(1)	-	(1)
Income tax relating to items that may be reclassified	-	-	(577)	-	(3)	-	(580)	-	(580)
Other	-	-	-	-	-	-	-	(1)	(1)
Total other comprehensive income	-	-	1,328	(169)	(16)	-	1,143	(1)	1,142
Total comprehensive income / (loss) for 2014	-	392	1,328	(169)	(16)	-	1,535	(1)	1,534

Issuance and purchase of treasury shares	-	1	-	-	-	-	1	-	1
Other equity instruments redeemed	-	35	-	-	-	(438)	(403)	-	(403)
Coupons on non-cumulative subordinated notes	-	(6)	-	-	-	-	(6)	-	(6)
Coupons on perpetual securities	-	(41)	-	-	-	-	(41)	-	(41)
Share options and incentive plans	-	4	-	-	-	3	7	-	7
At end of period	8,701	8,748	4,351	(875)	(1,795)	4,580	23,709	8	23,718

[1]	For a breakdown of share capital please refer to note 15.
[2]	Issued capital and reserves attributable to equity holders of Aegon N.V.

Unaudited	5

Condensed consolidated cash flow statement
EUR millions	Q1 2015	Q1 2014

Cash flow from operating activities	2,338	913

Purchases and disposals of intangible assets	(2)	(2)
Purchases and disposals of equipment and other assets	(15)	(15)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	330	(16)
Cash flow from investing activities	313	(32)

Issuances, repurchases and coupons of perpetuals	(39)	(451)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(9)	(8)
Issuances and repayments of borrowings	(210)	917
Cash flow from financing activities	(258)	459

Net increase / (decrease) in cash and cash equivalents	2,393	1,340
Net cash and cash equivalents at January 1	10,649	5,652
Effects of changes in foreign exchange rates	235	6
Net cash and cash equivalents at end of period	13,277	6,998

Cash and cash equivalents	13,236	7,116
Cash and cash equivalents classified as Assets held for sale	46	-
Bank overdrafts	(4)	(118)
Net cash and cash equivalents	13,277	6,998

6	Unaudited

Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its consolidated subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over twenty-five countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Its headquarters are located in The Hague, the Netherlands. The Group employs over 28,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the period ended, March 31, 2015, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2014 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2014. Aegon’s Annual Report for 2014 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the period ended, March 31, 2015, were approved by the Executive Board on May 12, 2015.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2014 consolidated financial statements.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2015:

t	IAS 19 Employee Benefits – Amendment Employee Contributions;
t	Annual improvements 2010-2012 Cycle; and
t	Annual improvements 2011-2013 Cycle.

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements as at and for the period ended March 31, 2015.

Unaudited	7

For a complete overview of IFRS standards, published before January 1, 2015, that will be applied in future years, but were not early adopted by the Group, please refer to Aegon’s Annual Report for 2014.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that applied to the consolidated financial statements as at and for the year ended December 31, 2014.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
March 31, 2015	1	EUR	1.0740	0.7235
December 31, 2014	1	EUR	1.2101	0.7760

Weighted average exchange rates

			USD	GBP
Q1 2015	1	EUR	1.1272	0.7434
Q1 2014	1	EUR	1.3695	0.8276

3. Segment information

Aegon conducts its operations through five primary reporting segments:

1.	Aegon Americas: Covers business units in the United States, Canada, Brazil and Mexico, including any of the units’ activities located outside these countries;
2.	Aegon the Netherlands: Covers businesses operating in the Netherlands;
3.	Aegon UK: Covers businesses operating in the United Kingdom;
4.	New Markets: Covers businesses operating in Central & Eastern Europe; Asia, Spain and Portugal, as well as Aegon’s variable annuity activities in Europe and Aegon Asset Management that are aggregated as one reportable segment;
5.	Holding and other activities: Includes financing, employee and other administrative expenses of holding companies.

These segments are based on the business as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

8	Unaudited

Performance Measure

A performance measure of reporting segments utilized by the Company is underlying earnings. Underlying earnings reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business.

Aegon believes that its performance measure underlying earnings provides meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon Americas, Aegon the Netherlands and Aegon UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

Unaudited	9

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated interim financial statements, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom and Mexico are reported on an underlying earnings basis.

10	Unaudited

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2015

Underlying earnings before tax geographically	290	131	38	51	(40)	(2)	469	3	472
Fair value items	(90)	151	(22)	(4)	(193)	-	(159)	(8)	(167)
Realized gains / (losses) on investments	(29)	140	2	5	-	-	119	(2)	116
Impairment charges	(7)	(7)	-	(2)	-	-	(16)	-	(16)
Impairment reversals	3	2	-	-	-	-	5	-	5
Other income / (charges)	-	(22)	21	-	-	-	(1)	-	(1)
Run-off businesses	8	-	-	-	-	-	8	-	8
Income/ (loss) before tax	175	396	39	50	(233)	(2)	425	(8)	418
Income tax (expense) / benefit	(30)	(92)	(21)	(22)	57	-	(109)	8	(101)
Net income/ (loss)	145	304	18	28	(176)	(2)	316	-	316
Inter-segment underlying earnings	(53)	(13)	(16)	80	3

Revenues
Life insurance gross premiums	1,693	1,046	2,077	757	-	(24)	5,547	(119)	5,429
Accident and health insurance	552	129	13	60	1	(1)	754	(11)	743
General insurance	-	131	-	63	-	-	194	(19)	175
Total gross premiums	2,244	1,306	2,089	879	1	(26)	6,495	(149)	6,347
Investment income	908	590	544	117	94	(95)	2,158	(61)	2,098
Fee and commission income	406	85	12	196	-	(68)	630	(48)	582
Other revenues	1	-	-	1	1	-	3	(1)	2
Total revenues	3,559	1,981	2,644	1,193	97	(188)	9,286	(258)	9,028
Inter-segment revenues	6	-	-	86	96

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2014

Underlying earnings before tax geographically	302	129	27	61	(21)	-	498	(8)	490
Fair value items	(49)	(36)	(3)	7	(36)	-	(116)	5	(111)
Realized gains / (losses) on investments	9	84	16	2	-	-	110	(1)	109
Impairment charges	(6)	(4)	-	(9)	-	-	(19)	-	(19)
Impairment reversals	10	2	-	-	-	-	12	-	12
Other income / (charges)	3	(3)	(4)	(2)	-	-	(6)	-	(6)
Run-off businesses	14	-	-	-	-	-	14	-	14
Income/ (loss) before tax	282	172	37	59	(58)	-	492	(4)	488
Income tax (expense) / benefit	(63)	(29)	(9)	(16)	16	-	(100)	4	(96)
Net income/ (loss)	219	143	28	43	(41)	-	392	-	392
Inter-segment underlying earnings	(41)	(14)	(14)	65	5

Revenues
Life insurance gross premiums	1,488	1,499	1,220	373	2	(17)	4,564	(85)	4,479
Accident and health insurance	417	130	15	55	1	(1)	618	(8)	610
General insurance	-	135	-	58	-	-	194	(18)	176
Total gross premiums	1,906	1,764	1,234	486	3	(19)	5,375	(111)	5,265
Investment income	803	636	465	54	78	(78)	1,958	(10)	1,948
Fee and commission income	313	78	10	142	-	(57)	486	(20)	466
Other revenues	-	-	-	1	-	-	2	(1)	1
Total revenues	3,022	2,478	1,709	683	82	(153)	7,821	(141)	7,680
Inter-segment revenues	4	-	-	70	79

Unaudited	11

3.2 Investments geographically

Amounts included in the tables on investments geographically are presented on an IFRS basis.

					EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	March 31, 2015	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
784	108	Shares	730	152	149	33	130	(1)	1,192
77,987	10,115	Debt securities	72,614	26,460	13,981	5,062	-	-	118,117
11,075	-	Loans	10,312	27,685	-	463	78	-	38,539
12,661	325	Other financial assets	11,789	377	450	42	109	-	12,767
874	-	Investments in real estate	814	1,072	-	2	-	-	1,888
103,381	10,549	Investments general account	96,258	55,747	14,580	5,602	318	(1)	172,504
-	13,892	Shares	-	9,783	19,201	334	-	(11)	29,307
5,596	9,974	Debt securities	5,210	20,224	13,786	241	-	-	39,462
108,087	24,082	Unconsolidated investment funds	100,640	-	33,286	6,809	-	-	140,735
16	3,066	Other financial assets	15	372	4,238	15	-	-	4,640
-	829	Investments in real estate	-	-	1,146	-	-	-	1,146
113,699	51,844	Investments for account of policyholders	105,865	30,380	71,658	7,400	-	(11)	215,291

217,081	62,393	Investments on balance sheet	202,124	86,127	86,238	13,002	318	(12)	387,795
174,811	506	Off balance sheet investments third parties	162,766	843	700	85,495	-	-	249,804
391,892	62,899	Total revenue generating investments	364,890	86,969	86,938	98,497	318	(12)	637,599

		Investments
86,450	10,340	Available-for-sale	80,494	25,881	14,291	5,057	19	-	125,741
11,075	-	Loans	10,312	27,685	-	463	78	-	38,539
118,681	51,224	Financial assets at fair value through profit or loss	110,504	31,489	70,800	7,480	221	(12)	220,480
874	829	Investments in real estate	814	1,072	1,146	2	-	-	3,035
217,081	62,393	Total investments on balance sheet	202,124	86,127	86,238	13,002	318	(12)	387,795

11	-	Investments in joint ventures	10	791	-	734	1	-	1,536
95	19	Investments in associates	88	19	26	8	-	-	142
38,627	4,952	Other assets	35,966	46,579	6,845	4,256	41,685	(42,563)	92,768
255,814	67,364	Consolidated total assets	238,188	133,516	93,108	17,999	42,004	(42,575)	482,240

					EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	December 31, 2014	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
770	150	Shares	636	161	193	28	105	(1)	1,122
76,393	9,832	Debt securities	63,130	23,250	12,670	4,274	-	-	103,324
11,117	-	Loans	9,187	27,052	-	487	11	-	36,738
11,914	267	Other financial assets	9,845	366	344	16	107	-	10,678
873	-	Investments in real estate	721	1,069	-	2	-	-	1,792
101,067	10,249	Investments general account	83,519	51,898	13,208	4,806	224	(1)	153,653
-	13,287	Shares	-	9,487	17,122	420	-	(10)	27,019
5,549	10,026	Debt securities	4,585	19,320	12,920	244	-	-	37,070
104,704	22,769	Unconsolidated investment funds	86,525	-	29,341	6,293	-	-	122,159
34	2,851	Other financial assets	28	401	3,674	13	-	-	4,117
-	855	Investments in real estate	-	-	1,101	-	-	-	1,101
110,287	49,788	Investments for account of policyholders	91,138	29,209	64,159	6,971	-	(10)	191,467

211,353	60,037	Investments on balance sheet	174,658	81,106	77,367	11,777	224	(11)	345,121
168,561	443	Off balance sheet investments third parties	139,295	868	570	72,474	-	-	213,208
379,914	60,479	Total revenue generating investments	313,953	81,974	77,937	84,251	224	(11)	558,328

		Investments
84,527	9,998	Available-for-sale	69,851	23,197	12,884	4,284	12	-	110,229
11,117	-	Loans	9,187	27,052	-	487	11	-	36,738
114,836	49,184	Financial assets at fair value through profit or loss	94,898	29,788	63,381	7,005	200	(11)	195,261
873	855	Investments in real estate	721	1,069	1,101	2	-	-	2,893
211,353	60,037	Total investments on balance sheet	174,658	81,106	77,367	11,777	224	(11)	345,121

11	-	Investments in joint ventures	9	789	-	670	1	-	1,468
110	18	Investments in associates	91	19	24	6	-	-	140
39,994	4,740	Other assets	33,050	34,737	6,108	4,067	36,785	(36,574)	78,172
251,468	64,795	Consolidated total assets	207,808	116,652	83,498	16,519	37,010	(36,586)	424,902

12	Unaudited

4. Premium income and premiums paid to reinsurers

EUR millions	Q1 2015	Q1 2014

Gross
Life	5,429	4,479
Non-Life	918	786
Total	6,347	5,265

Reinsurance [1]
Life	620	645
Non-Life	69	78
Total	689	722

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement.

5. Investment income

EUR millions	Q1 2015	Q1 2014

Interest income	1,762	1,697
Dividend income	301	220
Rental income	35	30
Total investment income	2,098	1,948

Investment income related to general account	1,504	1,394
Investment income for account of policyholders	594	553
Total	2,098	1,948

6. Results from financial transactions

EUR millions	Q1 2015	Q1 2014

Net fair value change of general account financial investments at FVTPL other than derivatives	71	69
Realized gains /(losses) on financial investments	136	110
Gains /(losses) on investments in real estate	10	(5)
Net fair value change of derivatives	1,407	89
Net fair value change on for account of policyholder financial assets at FVTPL	8,300	1,946
Net fair value change on investments in real estate for account of policyholders	7	6
Net foreign currency gains /(losses)	(22)	6
Net fair value change on borrowings and other financial liabilities	(6)	7
Total	9,905	2,228

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 7 - Benefits and expenses.

Unaudited	13

7. Benefits and expenses

EUR millions	Q1 2015	Q1 2014

Claims and benefits	18,338	9,332
Employee expenses	562	475
Administration expenses	297	276
Deferred expenses	(413)	(317)
Amortization charges	314	247
Total	19,098	10,013

Claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied, and the change in valuation of liabilities for insurance and investment contracts. In addition, commissions and expenses and premiums paid to reinsurers are included. Claims and benefits fluctuate mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6).

8. Impairment charges/(reversals)

EUR millions	Q1 2015	Q1 2014

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	18	22
Impairment reversals on financial assets, excluding receivables [1]	(5)	(12)
Impairment charges / (reversals) on non-financial assets and receivables	-	(2)
Total	13	8

Impairment charges on financial assets, excluding receivables, from:
Shares	2	-
Debt securities and money market instruments	3	5
Loans	12	16
Total	18	22

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(3)	(10)
Loans	(2)	(2)
Total	(5)	(12)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

14	Unaudited

9. Intangible assets

Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in exchange rates.

EUR millions	Mar. 31, 2015	Dec. 31, 2014

Goodwill	236	216
VOBA	1,614	1,546
Future servicing rights	282	255
Software	49	50
Other	7	5
Total intangible assets	2,187	2,073

10. Investments

EUR millions	Mar. 31, 2015	Dec. 31, 2014

Available-for-sale (AFS)	125,741	110,229
Loans	38,539	36,738
Financial assets at fair value through profit or loss (FVTPL)	6,336	4,895
Financial assets for general account, excluding derivatives	170,616	151,862
Investments in real estate	1,888	1,792
Total investments for general account, excluding derivatives	172,504	153,653

Total financial assets, excluding derivatives
	AFS	FVTPL	Loans	Total

Shares	696	497	-	1,192
Debt securities	115,541	2,576	-	118,117
Money market and other short-term investments	8,097	555	-	8,652
Mortgages loans	-	-	33,539	33,539
Private loans	-	-	2,369	2,369
Deposits with financial institutions	-	-	162	162
Policy loans	-	-	2,263	2,263
Other	1,407	2,708	205	4,321
March 31, 2015	125,741	6,336	38,539	170,616

	AFS	FVTPL	Loans	Total

Shares	623	499	-	1,122
Debt securities	101,498	1,826	-	103,324
Money market and other short-term investments	6,799	500	-	7,299
Mortgages loans	-	-	32,164	32,164
Private loans	-	-	2,058	2,058
Deposits with financial institutions	-	-	349	349
Policy loans	-	-	2,028	2,028
Other	1,310	2,070	139	3,519
December 31, 2014	110,229	4,895	36,738	151,862

Unaudited	15

11. Investments for account of policyholders

EUR millions	Mar. 31, 2015	Dec. 31, 2014
Shares	29,307	27,019
Debt securities	39,462	37,070
Money market and short-term investments	1,205	795
Deposits with financial institutions	3,057	2,908
Unconsolidated investment funds	140,735	122,159
Other	378	415
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	214,144	190,366
Investment in real estate	1,146	1,101
Total investments for account of policyholders	215,291	191,467

12. Derivatives

The movements in derivative balances mainly result from changes in interest rates and other market movements during the period.

13. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at March 31, 2015

Financial assets carried at fair value
Available-for-sale investments
Shares	25	366	305	696
Debt securities	31,436	79,759	4,346	115,541
Money markets and other short-term instruments	-	8,097	-	8,097
Other investments at fair value	35	381	992	1,407
Total Available-for-sale investments	31,495	88,603	5,643	125,741

Fair value through profit or loss
Shares	210	287	-	497
Debt securities	51	2,513	11	2,576
Money markets and other short-term instruments	91	464	-	555
Other investments at fair value	22	1,261	1,425	2,708
Investments for account of policyholders [1]	129,833	82,272	2,039	214,144
Derivatives	21	37,438	336	37,795
Total Fair value through profit or loss	130,228	124,236	3,812	258,275
Total financial assets at fair value	161,723	212,839	9,454	384,016

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	17,879	25,831	194	43,904
Borrowings [3]	-	638	-	638
Derivatives	7	30,221	3,723	33,951
Total financial liabilities at fair value	17,887	56,690	3,916	78,493

16	Unaudited

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at December 31, 2014

Financial assets carried at fair value Available-for-sale investments
Shares	26	316	280	623
Debt securities	27,491	70,203	3,803	101,497
Money markets and other short-term instruments	-	6,799	-	6,799
Other investments at fair value	31	345	934	1,310
Total Available-for-sale investments	27,548	77,662	5,018	110,229

Fair value through profit or loss
Shares	217	282	-	499
Debt securities	48	1,761	17	1,826
Money markets and other short-term instruments	95	405	-	500
Other investments at fair value	1	832	1,237	2,070
Investments for account of policyholders [1]	114,490	73,919	1,956	190,366
Derivatives	52	27,642	320	28,014
Total Fair value through profit or loss	114,903	104,842	3,530	223,275
Total financial assets at fair value	142,451	182,504	8,548	333,515

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	15,371	22,683	165	38,220
Borrowings [3]	-	571	-	571
Derivatives	31	23,007	3,010	26,048
Total financial liabilities at fair value	15,403	46,261	3,175	64,839

[1]	The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings in the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the period ended March 31, 2015.

Fair value transfers
EUR millions	Q1 2015		Full Year 2014
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value Available-for-sale investments
Debt securities	6	39	-	45
Total	6	39	-	45

Fair value through profit or loss
Investments for account of policyholders	1	204	163	1
Total	1	204	163	1
Total financial assets at fair value	7	243	163	46

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Unaudited	17

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2015	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	March 31, 2015	Total unrealized gains and losses for the period recorded in the P&L for instruments held at March 31, 2015 [3]
Financial assets carried at fair value available-for-sale investments
Shares	280	3	6	24	(27)	-	18	-	-	305	-
Debt securities	3,803	1	70	394	(91)	(45)	241	52	(80)	4,346	-
Other investments at fair value	934	(40)	1	26	(34)	(10)	114	-	-	992	-
	5,018	(36)	78	445	(153)	(54)	372	52	(80)	5,643	-

Fair value through profit or loss
Debt securities	17	-	-	-	-	-	2	-	(8)	11	-
Other investments at fair value	1,237	12	-	60	(76)	-	158	46	(11)	1,425	15
Investments for account of policyholders	1,956	42	-	90	(75)	-	41	10	(25)	2,039	39
Derivatives	320	(59)	-	-	56	-	20	-	-	336	(62)
	3,530	(6)	-	150	(96)	-	220	56	(43)	3,812	(7)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	165	16	-	-	(4)	-	17	-	-	194	16
Derivatives	3,010	551	-	-	-	-	162	-	-	3,723	567
	3,175	567	-	-	(4)	-	178	-	-	3,916	583

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During 2015, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 108 million (full year 2014: EUR 485 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2015, Aegon transferred EUR 123 million (full year 2014: EUR 712 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

18	Unaudited

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount March 31, 2015	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	140	Broker quote	n.a.	n.a.
	165	Other	n.a.	n.a.
	305

Debt securities
	3,791	Broker quote	n.a.	n.a.
	230	Discounted cash flow	Credit spread	1.45% - 3.28% (2.76%)
	326	Other	n.a.	n.a.
	4,346
Other investments at fair value
Tax credit investments	821	Discounted cash flow	Discount rate	8.4%
Investment funds	117	Net asset value	n.a.	n.a.
Other	54	Other	n.a.	n.a.
March 31, 2015	992

Fair value through profit or loss
Debt securities	11	Other	n.a.	n.a.
	11

Other investments at fair value
Investment funds	1,418	Net asset value	n.a.	n.a.
Other	7	Other	n.a.	n.a.
	1,425

Derivatives [3]
Longevity swap	125	Discounted cash flow	Mortality	n.a.
Other	53	Other	n.a.	n.a.
March 31, 2015	178

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	3,638	Discounted cash flow	Credit spread	0.25% - 0.35% (0.29%)
Other	85	Other	n.a.	n.a.
Total financial liabilities at fair value	3,723
[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.
[3]

Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 158 million.

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2014. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Unaudited	19

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 121 million (December 31, 2014: EUR 107 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Sovereign debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 2.76% (December 31, 2014: 2.67%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has increased to 8.4% (December 31, 2014: 8.5%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

20	Unaudited

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread. The credit spread used in the valuations of embedded derivatives in insurance contracts decreased to 0.29% (December 31, 2014: 0.3%).

Unaudited	21

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement as reported in the 2014 consolidated financial statements of Aegon has not changed significantly as per March 31, 2015.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount March 31, 2015	Total estimated fair value March 31, 2015	Carrying amount December 31, 2014	Total estimated fair value December 31, 2014

Assets
Mortgage loans - held at amortized cost	33,539	38,553	32,164	36,692
Private loans - held at amortized cost	2,369	2,964	2,058	2,454
Other loans - held at amortized cost	2,631	2,631	2,516	2,516

Liabilities
Trust pass-through securities - held at amortized cost	163	157	143	139
Subordinated borrowings - held at amortized cost	755	950	747	828
Borrowings – held at amortized cost	13,794	14,266	13,588	14,056
Investment contracts - held at amortized cost	16,800	17,354	14,985	15,492

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

14. Deferred expenses

EUR millions	Mar. 31, 2015	Dec. 31, 2014

DPAC for insurance contracts and investment contracts with discretionary participation features	10,569	9,523
Deferred cost of reinsurance	482	441
Deferred transaction costs for investment management services	457	409
Total deferred expenses	11,507	10,373

22	Unaudited

15. Share capital

EUR millions	Mar. 31, 2015	Dec. 31, 2014

Share capital - par value	327	327
Share premium	8,270	8,270
Total share capital	8,597	8,597

Share capital - par value
Balance at January 1	327	325
Share dividend	-	2
Balance	327	327

Share premium
Balance at January 1	8,270	8,375
Share dividend	-	(106)
Balance	8,270	8,270

Basic and diluted earnings per share

EUR millions	Q1 2015	Q1 2014

Earnings per share (EUR per share)
Basic earnings per common share	0.13	0.16
Basic earnings per common share B	-	-
Diluted earnings per common share	0.13	0.16
Diluted earnings per common share B	-	-

Earnings per share calculation
Net income attributable to equity holders of Aegon N.V.	316	392
Coupons on other equity instruments	(36)	(46)
Earnings attributable to common shares and common shares B	280	345

Earnings attributable to common shareholders	278	343
Earnings attributable to common shareholders B	2	2

Weighted average number of common shares outstanding (in millions)	2,095	2,090
Weighted average number of common shares B outstanding (in millions)	581	579

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. During the first quarter of 2015 and 2014, the average share price did not exceed the exercise price of these options. As a result, diluted earnings per share do not differ from basic earnings per share.

Dividend

It will be proposed to the Annual General Meeting of Shareholders on May 20, 2015, absent unforeseen circumstances, to pay a dividend for the year 2014 of EUR 0.23 per common share. After taking into account the interim dividend 2014 of EUR 0.11 per common share, this will result in a final dividend of EUR 0.12 per common share. Proposed dividend for the year and proposed final dividend 2014 per common share B are EUR 0.00575 and EUR 0.003 respectively.

The final dividend will be paid in cash or in shares at the election of the shareholders.

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16. Borrowings

EUR millions	Mar. 31, 2015	Dec. 31, 2014

Capital funding	2,519	2,338
Operational funding	11,913	11,821
Total borrowings	14,432	14,159

Included in borrowings is EUR 638 million relating to borrowings measured at fair value (December 31, 2014: EUR 571 million).

Operational funding

During Q1 2015, Aegon redeemed EUR 1,500 million ECB LTRO with a floating coupon. On February 26, 2015, Aegon borrowed EUR 1,000 million under a new ECB LTRO program with an expected life of 91 days with a coupon of 0.05% (5bp).

17. Assets and liabilities held for sale

Canada

On October 15, 2014, Aegon reached an agreement to sell its Canadian operations for a total consideration of CAD 0.6 billion (EUR 0.4 billion). The transaction is expected to close in the second quarter of 2015 after obtaining regulatory approval. As a result, the Canadian operations of Aegon have been classified as a disposal group held for sale. The sale is expected to result in a book loss (excluding valuation reserves) of approximately EUR 0.8 billion, that will be recognized as a result on disposal on the date that the transaction is closed. In the first quarter of 2015 no income was recorded for the Canadian operations.

The Canadian operations are included in the Americas segment (note 3).

La Mondiale Participations

La Mondiale Participations was classified as held for sale per December 31, 2014. On March 3, 2015, Aegon completed the sale and therefore La Mondiale Participations is no longer reported as held for sale.

24	Unaudited

The table below presents the major types of assets and liabilities included in assets and liabilities classified as held for sale on the consolidated statement of financial position.

Statement of financial position entities held for sale
	Mar. 31, 2015	Dec. 31, 2014
EUR millions

Assets
Intangible assets	210	203
Investments	5,832	5,646
Investments for account of policyholders	1,542	1,496
Investments in associates	-	347
Reinsurance assets	1,046	1,015
Deferred expenses	883	853
Other assets and receivables	287	278
Cash and cash equivalents	46	43
Total assets	9,846	9,881

Insurance contracts	5,303	5,136
Insurance contracts for account of policyholders	1,417	1,375
Investment contracts	59	57
Investment contracts for account of policyholders	125	122
Derivatives	36	35
Other liabilities	1,122	1,086
Total liabilities	8,061	7,810

As of March 31, 2015, there are EUR 492 million of unrealized gains relating to non-current assets and disposal groups classified as held for sale included in other comprehensive income. (December 31, 2014: EUR 477 million)

The fair value hierarchy of financial assets and liabilities (measured at fair value), which are presented as held for sale is included below. The fair value hierarchy consists of three levels. Reference is made to the annual report 2014, note 3 Critical accounting estimates and judgment in applying accounting policies, for more details on the fair value hierarchy.

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Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at March 31, 2015

Financial assets carried at fair value
Available-for-sale investments
Debt securities	1,760	2,244	64	4,068
Money markets and other short-term instruments	-	166	-	166
Other investments at fair value	-	-	1	1
Total Available-for-sale investments	1,761	2,410	65	4,236

Fair value through profit or loss
Shares	1,075	-	-	1,075
Debt securities	51	26	-	77
Money markets and other short-term instruments	-	322	-	322
Investments for account of policyholders	1,542	-	-	1,542
Total Fair value through profit or loss	2,668	349	-	3,017
Total financial assets at fair value	4,428	2,759	65	7,253

Financial liabilities carried at fair value
Investment contracts for account of policyholders	125	-	-	125
Derivatives	-	1	35	36
Total financial liabilities at fair value	125	1	35	161

Fair value hierarchy
EUR millions	Level I	Level II	Level III	Total
As at December 31, 2014

Financial assets carried at fair value
Available-for-sale investments
Debt securities	1,706	2,168	62	3,937
Money markets and other short-term instruments	-	159	-	159
Other investments at fair value	-	-	1	1
Total Available-for-sale investments	1,706	2,328	63	4,097

Fair value through profit or loss
Shares	1,043	-	-	1,043
Debt securities	50	26	-	75
Money markets and other short-term instruments	-	313	-	313
Investments for account of policyholders	1,496	-	-	1,496
Total Fair value through profit or loss	2,589	339	-	2,928
Total financial assets at fair value	4,295	2,666	63	7,025

Financial liabilities carried at fair value
Investment contracts for account of policyholders	122	-	-	122
Derivatives	-	1	34	35
Total financial liabilities at fair value	122	1	34	156

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18. Commitments and contingencies

On January 13, 2015, the Dutch court approved a request filed jointly by Aegon and BPHV to remove restrictions on the capital of the harbour workers’ former pension fund Optas. On April 21, 2015 the appeal period expired, after which Aegon made the agreed payment to BPHV of EUR 80 million and the restrictions on the capital were removed. In addition Aegon will contribute up to EUR 20 million to help mitigate the effect of an announced reduction in the tax-free pension allowance in the Netherlands.

There have been no other material changes in contingent assets and liabilities as reported in the 2014 consolidated financial statements of Aegon.

19. Acquisitions / divestments

Acquisitions

On February 18, 2015, Aegon signed a long-term agreement to form a strategic asset management partnership in France with La Banque Postale. Under the terms of the agreement, Aegon will acquire a 25% stake in La Banque Postale Asset Management for a consideration of EUR 112.5 million. The transaction is expected to close mid-2015 subject to regulatory approval.

Divestments

On March 3, 2015, Aegon has completed the sale of its 35% share in La Mondiale Participations following granting approval by the French Competition Authority (Autorité de la Concurrence). The agreement to sell Aegon’s stake in La Mondiale Participations to La Mondiale for EUR 350 million was announced on November 24, 2014. Proceeds from the sale were added to Aegon’s excess capital buffer, and increased the group’s IGD solvency ratio by over 4 percentage points.

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To: The Supervisory Board and the Executive Board of Aegon N.V.

Review report

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements for the three-month period ended March 31, 2015, of Aegon N.V., The Hague, as set out on pages 2 to 27, which comprises the condensed consolidated statement of financial position as at March 31, 2015, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and the selected notes for the three-month period then ended. Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Dutch auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements as at and for the three-month period ended March 31, 2015, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Amsterdam, May 13, 2015

PricewaterhouseCoopers Accountants N.V.

Original has been signed by

R. Dekkers RA

28	Unaudited

Disclaimers

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Currency exchange rates

This document contains certain information about Aegon’s results , financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t	Consequences of a potential (partial) break-up of the euro;
t	The frequency and severity of insured loss events;
t	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

t	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;
t

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

t

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;
t

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited	29

Corporate and shareholder information

Headquarters
Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone	+ 31 (0) 70 344 32 10

aegon.com
Group Corporate Communications & Investor Relations
Media relations

Telephone	+ 31 (0) 70 344 89 56

E-mail	gcc@aegon.com

Investor relations

Telephone	+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

E-mail	ir@aegon.com

Publication dates quarterly results 2015 and 2016

August 13, 2015	Results second quarter 2015

November 12, 2015	Results third quarter 2015

February 19, 2016	Results fourth quarter 2015

Aegon’s Q1 2015 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 25 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.